787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Utility Trust

(Securities Act File No. 333-174333, Investment Company Act File No. 811-09243)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the “Fund”), please find responses to telephonic comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) on Wednesday, May 1, 2013, to the undersigned of our firm regarding the filing on March 19, 2013 of post-effective amendment number 4 to the Fund’s registration statement on Form N-2 (“Registration Statement”).

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Summary of Fund Expenses

(1) Comment: Please either delete the line titled “Total annual fund operating expenses and dividends on preferred shares” or revise the table to clarify that total annual fund operating expenses include management fees.

Response: The requested change has been made.

Financial Highlights

(2) Comment: Please confirm that all numbers in the financial highlights table match those in the Fund’s annual report or explain why the numbers differ.

Response: The disclosure has been changed to reflect the correct information from the Fund’s annual report.

*    *    *    *

Securities and Exchange Commission

May 20, 2013

The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Utility Trust

Agnes Mullady, The Gabelli Utility Trust

David I. Schachter, The Gabelli Utility Trust

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP